June 28, 2016

Sonny Oh Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust – Power Momentum Index Fund

Dear Mr. Oh:

On March 7, 2016, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Power Momentum Fund (the "Fund") a series of the Registrant, filed Post-Effective Amendment No. 810 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Sonny Oh provided the following comments on June 22, 2016 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus

Comment 1. Please provide a facing caption and approximate date of public offering on the cover page.

Response. The Fund’s administrator has been asked to make the requested change.

Comment 2. Please provide or finalize any missing or bracketed disclosures.

Response. Any missing or bracketed disclosure will be finalized in the Fund’s next post-effective amendment.

Comment 3. Please make any conforming changes to the prospectus resulting from the revised principal investment objectives,

Response. Conforming changes have been made to reflect the Fund’s two investment objectives.

Comment 4. Please revise the Item 4 principal investment strategy disclosure to clarify that the Fund intends to track the adviser’s proprietary Power Momentum Index.

Response. The disclosure has been revised as follows:

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The adviser seeks to achieve the Fund's objectives by investing in equally-weighted stocks at the beginning of each quarter that produced the highest risk-adjusted returns for the previous calendar quarter from each of the ten industry sectors that comprise the S&P 500 Index. The Fund seeks to replicate the returns of the adviser’s proprietary Power Momentum Index. The Fund is predicated upon and has entered a licensing agreement with S-Network Sharpe Ratio Large Cap Index (“SHRPX”) for the Power Momentum Index which tracks the SHRPX Index of 50 stocks (five from each of the ten Global Industry Classification Standard (“GICS”) Sectors which comprise the S&P 500 Index), as determined by the highest risk-adjusted returns as of November of each year and will reconstitute and rebalance each calendar quarter. The adviser uses a total return variation of the SHRPX Index to signal investment into and out of these 50 common stocks. The Fund invests in common stocks from the universe of stocks represented in the S&P 500 Index which are also constituents of the SHRPX Index. The SHRPX Index selects the five stocks in each of the ten sectors that make up the S&P 500 Index that have the highest 90-day Sharpe ratio. Sharpe ratio is a measure of a stock’s risk-adjusted return. This methodology is designed to convey the benefits of risk-adjusted returns, sector diversification and equal weighting. The adviser then applies its defensive tactical overlay as described below to both its proprietary index, the W.E. Donoghue Power Momentum Index, and the Fund. The adviser buys equity securities when its indicators are positive and sells them when its indicators are significantly negative. If the Fund holds an investment in common stock of a company that is removed from the S&P 500 Index, that position will be sold.

Comment 5. Please confirm how the Fund will meet its 80% investment policy under rule 35d-1 and disclose that such policy is non-fundamental.

Response. The Fund will meet such requirement by investing at least 80% of its assets in the constituent securities that make up the Power Momentum Index. The Fund has adopted a non-fundamental policy to that effect. Additionally, the following disclosure has been added to the prospectus:

The Fund has adopted a non-fundamental policy to invest at least 80% of its net assets in the constituent securities that make up the Power Momentum Index.

Comment 6. With respect to the prior returns of the Power Momentum Index, please provide a step-by-step description of the calculation methodology used and indicate that that the methodology is rules-based and does not permit any discretion in calculation. Please provide other sufficient details and variables regarding the methodology and calculation of the returns.

Response. Pending further discussions with the Staff, disclosure regarding the prior returns of the Power Momentum Index have been deleted.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

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•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla